20009175

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascent Capital Advisors (America) LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Imperial Avenue,Top Floor
(No. and Street)

	CT.	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Kleeger 203-557-8856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants And Advisors, A Professional Corp
(Name – *if individual, state last, first, middle name*)

546 5th Avenue	NYC	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Kleeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascent Capital Advisors (America) LLC., as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Connecticut
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2020 by Andrew Kleeger proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

JANICE FAY, NOTARY PUBLIC
MY COMMISSION EXPIRES 8/31/24

ASCENT CAPITAL ADVISORS (AMERICA) LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2019

ASCENT CAPITAL ADVISORS (AMERICA) LLC
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

MSPC
Certified Public Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Ascent Capital Advisors (America) LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascent Capital Advisors (America) LLC. as of December 31, 2019, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Ascent Capital Advisors (America) LLC's as of December 31, 2019, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Ascent Capital Advisors (America) LLC's management. Our responsibility is to express an opinion on the Ascent Capital Advisors (America) LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Ascent Capital Advisors (America) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Ascent Capital Advisors (America) LLC's financial statements. The supplemental information is the responsibility of Ascent Capital Advisors (America) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as the Company's auditor since 2015.

New York, New York
February 28, 2020

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

	$
ASSETS	
Cash and cash equivalents	128,639
Due from related parties, net	319,939
Prepaid expenses	19,942
Investments	49,487
Property, plant and equipment, net	3,295
Deposits	7,600
Total assets	528,902
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	1,534
Accrued expenses	36,748
Total liabilities	38,282
Member's equity	490,620
Total liabilities and member's equity	528,902

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	$
Revenue	
Placement agent fees	84,992
Interest income	5,014
Unrealized loss on investment	(277,750)
Total revenue	(187,744)
Expenses	
Employee compensation and benefits	83,709
Stock-based compensation	43,271
Technology and communications	10,565
Occupancy and equipment	36,171
Business registration fee	844
Intercompany management and support fees	14,880
Professional fees	91,763
Travel, meals and entertainment	33,233
Administrative and other expenses	138,719
Total expenses	453,155
Loss before provision for income taxes	(640,899)
Provision for income tax	--
Net loss	(640,899)

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	$
Balance at January 1, 2019	957,589
Member's contribution	130,659
Stock-based compensation	43,271
Net loss	(640,899)
Balance at December 31, 2019	490,620

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	$
Cash flows from operating activities	
Net loss	(640,899)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	2,431
Stock-based compensation (member contribution related to grant of shares)	43,271
Unrealized loss on investment	273,493
(Increase)Decrease in assets	
Due from related parties	(70,907)
Prepaid expenses	24,266
Increase (Decrease) in liabilities	
Accrued expenses	2,248
Accounts payable	(709)
Net cash used in operating activities	(366,806)
Cash flows from financing activities	
Member contribution related to common control transaction – see Note 8	130,659
Net cash generated from financing activities	130,659
Net decrease in cash and cash equivalents	(236,147)
Cash and cash equivalents at beginning of year	364,786
Cash and cash equivalents at end of year	128,639

Supplemental disclosure of cash flow information	
Interest paid	-
Income taxes paid	-
Disclosure of non-cash financing activity	
Stock-based compensation (member contribution related to grant of shares)	43,271
Sale of equity investment to parent (member contribution related to common control transaction – see Note 8)	130,659

The accompanying notes form an integral part of these financial statements.

1 Description of business

Ascent Capital Advisors (America) LLC ("Ascent LLC" or the "Company") is a limited liability corporation formed in the State of Delaware on March 17, 2015. Except as otherwise provided by the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations and liabilities of the Company, and a member of the Company shall not be obligated for any such debt obligation or liability of the Company solely by reason of being a member of the Company. The Company shall dissolve upon the first to occur of the following (i) the written consent of the board or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to conduct activities as a finder and distributor of Private Placements for Limited Partnerships, General Partnerships and Corporations. Clients of Ascent are exclusively Accredited Investors, Qualified Purchasers or Institutional Investors. Securities which the Company expects to find and distribute will generally involve those that are not registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933 and that are eligible for the exemption under Regulation S and under Rules 504, 505 and 506 of Regulation D. Ascent LLC has one class of equity interests which is 100% held by Ascent Capital Advisors Holdings Limited ("Ascent Holdings"), a limited liability company registered in British Virgin Islands. The Company works closely with its Hong Kong affiliate (also a wholly-owned subsidiary of Ascent Holdings), Ascent Capital Advisors Limited ("Ascent Limited"), which is a financial services firm regulated by the Hong Kong Securities and Futures Commission ("SFC"), and its Investment Advisor affiliate (also a wholly-owned subsidiary of Ascent Holdings), Alpha Ascent Ventures LLC ("Ascent AA"), which is a corporation with limited liability formed in the State of Delaware of the United States.

2 Summary of significant accounting policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Cash and Cash Equivalents

The Company classifies cash equivalents as highly liquid instruments with original maturities of three months or less when purchased. The Company does not have any cash equivalents at December 31, 2019.

(c) Income Taxes

The Company has elected to be taxed as a C corporation for US Federal income taxes.

The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is recognized against deferred tax assets if it is more likely that such assets will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income and deductions.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S Federal and Connecticut income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended December 31, 2015 through 2019 are open for examination. If any, the Company records interest and penalties in the Administrative and other expense caption of the Statement of Operations.

2 Summary of significant accounting policies (Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Financial Instruments

ASC Topic 825, "Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, prepaid expenses, deposits, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such the assets and obligations.

(f) Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

- Computer equipment 5 years
- Office equipment 7 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each end of the reporting period.

(g) Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

2 Summary of significant accounting policies (Continued)

(h) Revenue Recognition

The Company principally earns revenue from broker and placement services and interest income.

(i) Broker and placement services

Revenue from contracts with clients principally includes fees from broker and placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

(ii) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(i) Long Lived Assets Impairment

Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, "Property, Plant and Equipment". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations, undiscounted and without interest charges. If impairment is deemed to exist, the asset will be written down to fair value. As of December 31, 2019, management expects these assets to be fully recoverable.

(j) Accounts Receivable

Accounts receivable represent payments receivable from clients for broker or placement services provided by the Company.

(k) Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by client. Unless otherwise agreed with a client, normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at December 31, 2019 to be collectible and no allowance for doubtful accounts is deemed necessary at that date.

(l) New Accounting Pronouncement

Effective, January 1, 2019, operating leases became subject to Accounting Standards Codification Topic 842 (ASC 842), which calls for the capitalization of these operating leases and thereby increasing transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the Statement of Financial Condition. Under ASC 842, the only leases that are exempt from the capitalization requirement are short-term leases less than or equal to 12 months in length.

In applying ASC 842, the Company made an accounting policy election not to recognize the right-of-use assets and lease liabilities relating to short-term leases.

3 Related Parties Transactions

On October 21, 2015, Ascent LLC, Ascent Limited and Ascent Holdings entered into an Intercompany Services and Expense Sharing Agreement which was further amended on March 2, 2016 and November 16, 2018, respectively (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Ascent Limited and Ascent Holdings, on a monthly basis, for services provided to Ascent LLC, as well as a proportional share of salaries and related expenses of personnel employed by Ascent Limited performing services on behalf of Ascent LLC, and a proportional share of certain other costs and expenses paid on behalf of Ascent LLC, including IT expenses and other general, administrative and overhead expenses and vice versa. There is no repayment term defined in the agreement. During the year ended December 31, 2019, Ascent LLC incurred $23,545 of expenses under the Expense Sharing Agreement, of which $14,880 is related to intercompany management and support fees.

The Company was engaged by Ascent Limited to act as a placement agent in the United States to raise investment funds for Reverence Capital Partners Opportunities Fund II, L.P. ("RCP"). Under this arrangement, the Company earned fees of $154,500 in 2018 and $90,000 in 2019. Payments of the fees in each year originally were to be made in sixteen equally quarterly installments. In 2019, however, Ascent Limited agreed with RCP to consolidate payments for both sets of fees, such that the total due will be paid by September 2021. Due to the long-term nature of the payment schedule, the respective receivables for the fees have been discounted at 3%, yielding discounts of $8,681 on the $154,500 and $5,008 on the $90,000. Interest income recorded in 2019 is $3,705 for the 2018 receivable and $1,309 for the 2019 receivable. As of December 31, 2019, the balances due from Ascent Limited are $67,594 for the 2018 fees and $39,375 for the 2019 fees.

As of December 31, 2019 the Company has a receivable in the amount of $228,958 from Ascent Holdings related to previous sales of investments during 2018 and 2019, which is repayable on demand.

The Company raised capital for three related entities where the sole director was an associated person of the Company and the Company's affiliate. The total cost of the investments is $7,660 and is payable to Ascent Limited. Revenues related to these transactions were $0 in the year ended December 31, 2019 but the Company is entitled to 20% of distributions after the shareholder investment is paid in full.

4 Credit/Concentration Risks

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2019, the Company believes it was not exposed to such risk.

Cash and cash equivalents consist of unrestricted cash balances held with a major financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. At December 31, 2019, the Company had approximately $0 of cash exceeding the insured deposit limit. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institution holding its cash.

One client accounted for 100% of total placement fee revenue.

5 Commitments and contingencies

The Company leases its office space under a lease agreement that expired on December 31, 2019. The Company continues to occupy the office space on a month-to-month basis, and rent has been paid through March 31, 2020. For the year ended December 31, 2019, rent expense related to this office space was $31,200. Additionally, Ascent Limited has allocated $2,540 of rental expenses under the Expense Sharing Agreement (see Note 3) and $2,431 of depreciation has been charged to Occupancy and equipment in the Statement of Operations.

6 Income Tax

The Company files a U.S. Federal and Connecticut State income tax returns.

The Company is subject to Connecticut State taxes based on capital if this amount is greater than the tax calculated on taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

Deferred tax asset:	
Net operating losses (U.S. Federal)	$233,000
Net operating losses (Connecticut)	93,000
Amortization of start-up costs	14,000
Stock-based compensation	41,000
Unrealized loss on investment	78,000
	459,000
Deferred tax liability:	
Fixed assets	(1,000)
Total deferred tax asset	458,000
Valuation allowance	(458,000)
	$0

Due to the uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The net change in the total valuation allowance during the year is an increase of $143,000. The Company had no tax liability for uncertain tax positions as of December 31, 2019. Federal net operating losses of approximately $922,000 that were incurred prior to 2018 will expire between 2035 and 2038. The net operating loss of approximately $187,000 from 2019 has no expiration date. Connecticut net operating losses of approximately $1,329,000 will expire between 2038 and 2039.

7 Property and Equipment

As of December 31, 2019, property and equipment consist of the following:

Computer equipment	$10,279
Office equipment	2,627
Total	12,906
Accumulated depreciation	(9,611)
Property and equipment, net	$ 3,295

Depreciation expense for the year ended December 31, 2019 was $2,431.

8 Investments

The Company's investment holdings comprise minority stakes in unlisted equity securities which are considered as Level 2 investments within the fair value hierarchy as the fair value at December 31, 2019 is based on the most recent private placement share issuance in 2019.

	December 31, 2019
Investment in Arq Limited	$49,487
Investment in Ascent Wireless Holdings Limited	0
Investment in Carboniferous Holdings Limited	0
Investment in Grapefruit Investment Holdings Limited	0
Investment in Jurassic Era Holdings Limited	0
Investment in Jurassic Era II Holdings Limited	0
Unlisted equity investments, at fair value	$49,487

The investments were reduced by $277,750 to reflect their fair values at December 31, 2019, and this amount is recorded as an unrealized loss on investment in the Statement of Operations.

On September 30, 2019, the Company sold an investment with a carrying value of $3,404 to Ascent Holdings for $134,063. This is considered as a common control transaction and therefore the gain of $130,659 is recorded as member's contribution in the Statement of Changes in Member's Equity. The $134,063 is included in Due from related parties in the Statement of Financial Condition.

The Company has also entered into economic assignee agreements related to third party venture capital fund partnerships, where the fund manager has assigned a portion of its carried interest to the Company for past services. As at December 31, 2019, the fund manager was entitled to no carried interest and there was no value assigned to the Company.

9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1) which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500% for a broker/dealer in business. At December 31, 2019, the Company had net capital of $90,357, which was $85,357 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .42 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

10 Stock-based Compensation

The CEO of the Company was granted ordinary shares of Ascent Holdings ("Restricted Stock Awards" or "RSA"). The shares were valued by independent valuation services. Subject to the CEO's continued employment with the Company on each vesting date, shares are vested according to the below schedule.

	Grant date	Shares granted	Ownership of Ascent Holdings on fully diluted basis	Share value	Vesting Schedule
First RSA	August 11, 2015	1,992	Approx. 8.5%	$200,000	41.2% on Grant Date; 23.5% on April 20, 2017; 23.5% on April 20, 2018; and 11.8% on April 20, 2019
Second RSA	June 1, 2018	349	Approx. 1.3%	$147,215	33.52% on Grant Date; 33.24% on April 1, 2019; and 33.24% on April 1, 2020

Compensation expense related to the First Restricted Stock Award and Second Restricted Stock Award amounted to $43,271 for the year ended December 31, 2019. This is considered as member's contribution to equity and is included in the Statement of Changes in Member's Equity. As of December 31, 2019, the First RSA is fully vested; and there were 16 restricted share units unvested and outstanding for the Second RSA. The total unrecognized compensation cost related to non-vested restricted share units of Second RSA is $6,709, which is expected to be recognized over a weighted average period of 0.25 years.

	First RSA	Second RSA
Awards outstanding at beginning of year	19	114
Granted		
Vested	19	98
Forfeited		
Awards outstanding at end of year	0	16

11 Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through February 28, 2020, which is the date that the financial statements were available to be issued.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE I
AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total member's equity		$ 490,620
Nonallowable assets		
Due from related parties, net	$ (319,939)	
Prepaid expenses	(19,942)	
Investments	(49,487)	
Property and equipment, net	(3,295)	
Deposits	(7,600)	
Total nonallowable assets		(400,263)
Net Capital		$ 90,357
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 38,282
Total aggregate indebtedness		$ 38,282
Computation of basic net capital requirement		
Minimum net capital required (the greater of $5,000 or 6-2/3% of Aggregated Indebtedness		$ 5,000
Excess Net Capital		$ 85,357
Ratio: Aggregate indebtedness to net capital		.42 to 1

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE II
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

MSPC
Certified Public
Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Ascent Capital Advisors (America) LLC.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3(k), in which (1) Ascent Capital Advisors (America) LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Ascent Capital Advisors (America) LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) Ascent Capital Advisors (America) LLC stated that Ascent Capital Advisors (America) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascent Capital Advisors (America) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascent Capital Advisors (America) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 28, 2020

ASCENT CAPITAL ADVISORS (AMERICA) LLC
Member FINRA/SIPC | 27 Imperial Avenue, Top Floor, Westport, CT 06880, USA

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Ascent Capital Advisors (America) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k):(2)(i)
(2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception

Ascent Capital Advisors (America) LLC

We, as the management of the Company, affirm that, to our best knowledge and belief, this exemption report is true and correct.

By: ____________________
Andrew J. Kleeger, CEO
Date: 2/27/2020

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69620 FINRA Dec

Ascent Capital Advisors (America) LLC
27 Imperial Avenue, Top Floor
Westport, CT 06880

AMENDED AMENDED AMENDED AMENDED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Mattera 631-472-3998

2. A. General Assessment (item 2e from page 2)		$ 135
B. Less payment made with SIPC-6 filed (exclude interest)		(3)
_______ Date Paid		
C. Less prior overpayment applied		(138)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (6
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ascent Capital Advisors (America) LLC
(Name of Corporation, Partnership or other organization)

Richard J Mattera
(Authorized Signature)

Dated the 26TH day of February, 20 20.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -187,744
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	277,750
Total additions	277,750
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 90,006
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 135 (to page 1, line 2.A.)